EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio of earnings to fixed charges)

The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods shown. For purposes of computing the ratios, earnings represent income before taxes, extraordinary items and the cumulative effect of accounting changes, plus fixed charges. Fixed charges represent total interest expense plus an estimate of the interest within rental expense, including and excluding interest on deposits. Currently, the Company has no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods shown. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.

	Three Months Ended
	March 31, 2011	March 31, 2010
Ratio of Earnings to Fixed Charges (Including Deposits)
Earnings:
Income before income taxes	$18,667	$16,137
Add: Fixed charges, net	19,101	21,647
Income before income taxes and fixed charges, net	37,768	37,784
Fixed charges
Interest expense	$18,152	$20,815
One-third of rental expense	242	248
Interest on unrecognized tax benefits	707	584
Total fixed charges	19,101	21,647
Ratio of Earnings to Fixed Charges	1.98	1.75

Ratio of Earnings to Fixed Charges (Excluding Deposits)
Earnings:
Income before income taxes	$18,667	$16,137
Add: Fixed charges, net	12,316	14,054
Income before income taxes and fixed charges, net	30,983	30,191
Fixed charges
Interest expense (excluding deposits)	11367	13,222
One-third of rental expense	242	248
Interest on unrecognized tax benefits	707	584
Total fixed charges	12,316	14,054
Ratio of Earnings to Fixed Charges	2.52	2.15